

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2016

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

Re: **Farmer Bros. Co.**
 Revised Preliminary Proxy Statement on Schedule 14A filed by Carol
  Farmer Waite et al.
 Filed October 28, 2016
 File No. 1-34249

 Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by
  Carol Farmer Waite et al.
 Filed September 29, 2016
 File No. 1-34249

 Amendment No. 3 to Schedule 13D filed by Carol Lynn Farmer Waite
 Filed August 29, 2016
 File No. 5-30680

Dear Mr. Freedman:

We have reviewed the preliminary proxy statement revised in response to our comment letter dated October 27, 2016 as well as the two related responses letters, dated October 28 and October 31, 2016 and have the following additional comments. All defined terms used in this letter have the same meaning as in the proxy materials unless otherwise indicated.

Preliminary Proxy Statement

1. We note your response to prior comment 1. While both the letter to stockholders and the disclosure on page 1 of the proxy statement indicates that that Save Farmer Brothers are the beneficial owners of an aggregate of 4,437,584 shares of common stock, disclosure on page 17 of the proxy statement appears to suggest that Save Farmer Brothers beneficially own 4,184,618 shares. Please advise or revise.

Amendment No. 3 to Schedule 13D

2. We note your response to prior comment 5 and are unable to agree with your conclusion that the letter to the Board attached as Exhibit 99.1 to the Schedule 13D is "merely an open letter to the Board stating concerns about the Company" and does not constitute a solicitation as defined in Exchange Act Rule 14a-1(l)(1)(iii). The letter contains

language indicating Carol Farmer Waite's and Save Farmer Bros. intention to nominate candidates for election to the Board, e.g. "it is our firm belief that a refreshment of the Board is necessary" and "…we are dedicated to affecting this Board change and are preparing to nominate a slate of highly qualified candidates for election to the Board at the 2016 Annual Meeting." The letter has also been posted to the Save Farmers website along with a press release dated the same date as the letter (August 29, 2016). Furthermore, we are unable to agree with your premise that submission of nomination materials to the Company must precede a communication in order for it to constitute a communication to security holders reasonably calculated to result in the procurement of a proxy. Please file the letter as soliciting material. Refer to Exchange Act Rule 14a-12.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

3.   We note your response to prior comment 6 regarding the following statements:

- "Mr. Keown claims to have hand-picked three out of seven directors, which leads us to question the overall independence of the Board and its ability to hold senior management accountable."
- "We have witnessed Mr. Keown admittedly pack the Board of Directors of Farmer Bros.…with what are essentially three personal appointees, effectively giving him control of the Board. How can the Board properly oversee Mr. Keown or hold him accountable when he and his hand-picked directors are in control?"

We are unable to agree that these statements are supported by the source cited in the footnote referenced in your response. Please refrain from using such statements in all future soliciting materials as well as on the Save Farmers website.

4.   We note your response to prior comment 7 regarding the following statements:

- "[w]e believe the removal of Jeanne Farmer Grossman, the Board's largest shareholder, as Chair of the Compensation Committee reflects an attempt to stifle any differing views on the Board, which is contrary to proper corporate governance."
- "Recently, the Board has made several capital allocation decisions which we believe were subsequently contradicted by the Company's *hastily executed relocation* of its corporate headquarters to another state" (page 9 of the investor presentation, emphasis added) and "We have witnessed the erosion of employee morale under Mr. Keown's leadership, not to mention the 300 or so employees who lost their livelihood as part of his misguided decision to *quickly move* Farmer Bros.' headquarters to Texas." (emphasis added).
- "We believe there is a troubling misalignment of interests between the Board and stockholders….we believe there is clearly a lack of significant stockholder representation on the Board."

We are unable to agree that you have provided a reasonable factual basis for such statements. Please refrain from using such statements in all future soliciting materials as well as on the Save Farmers website.

5. We note you response to prior comment 9 and we confirm our reference was to the table showing adjusted operating margin on page 20 of the investor presentation. Your response indicates that in future soliciting material you will ensure that any non-GAAP financials will be expressly labeled "non-GAAP." To the extent future soliciting material is filed containing non-GAAP financial measures, please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and provide the required reconciliation.

* * *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions